July 31, 2009
VIA IDEA AND OVERNIGHT COURIER
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:	Mr. Rufus Decker Accounting Branch Chief

Re:	International Lease Finance Corporation (File No. 001-31616) Form 10-K for the fiscal year ended December 31, 2008
Ladies and Gentlemen:
          This letter is submitted by International Lease Finance Corporation, a California corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on July 30, 2009. The Staff’s comment related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”).
          For your convenience, we have repeated in italics the Staff’s comment prior to the response.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
Exhibits, pages 37-38
1.	We re-issue the comment set forth in our letter dated July 14, 2009. Please file a complete copy of the credit agreement, including all of the schedules and exhibits to the credit agreement, with your next Exchange Act report.

The Company confirms that it will file a complete copy of the credit agreement, including all schedules and exhibits to the credit agreement, with its next filing on Form 10-Q.
* * * *
10250 Constellation Blvd, Suite 3400, Los Angeles, CA 90067    (310) 788-1999    Fax: (310) 788-1990

Division of Corporation Finance
Securities and Exchange Commission
July 31, 2009

     The Company hereby acknowledges that (i) the actions of the SEC or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the 2008 10-K do not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in such filing, (ii) the Staff comments, and changes to disclosure in the 2008 10-K in response to the Staff’s comments, do not foreclose the SEC from taking any action with respect to this filing and (iii) the Company may not assert the Staff’s review of the 2008 10-K as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (310) 788-1970.
     Thank you.

Respectfully submitted,
/s/ Alan H. Lund

Alan H. Lund
Vice Chairman and Chief Financial Officer

cc:   Mr. Steven F. Udvar-Hazy